Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: March 28, 2006
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                                        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                                         No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Swisscom AG, Group Legal and Regulatory, CH-3050 Bern
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Date	March 28, 2006
your contact	Rolf Zaugg, +41 31 342 23 95
subject	Swisscom AG (File Nr. 1-14860)
Ladies and Gentlemen,
please find herewith the following key features of Swisscoms’ 8th shareholders’ meeting and of Swisscoms’ dividend.

Date and place:	April 25, 2006 in Lucerne
date of the ex dividend	April 28, 2006
maturity	April 28, 2006
dividend/share (gross)	CHF 16*

*	according to the Board of Directors of March 6, 2006
Attached is also the invitation to the Shareholders’ Meeting.
Very truly yours,
Swisscom AG
Group Legal & Regulatory
/s/ Rolf Zaugg
Rolf Zaugg
Head of Capital Market & Corporate Law
Enclosure mentioned

Swisscom AG	Tel. +41 31 342 23 95	e-mail:
Group Legal & Regulatory	Fax +41 31 342 76 08	rolf.zaugg1@swisscom.com
CH-3050 Bern

Invitation to the Shareholders’ Meeting
Agenda and proposals
Organizational notes
SIGNATURES

Invitation to the Shareholders’ Meeting
Dear Shareholder,
We are pleased to invite you to the 8th Shareholders’ Meeting of Swisscom AG.
The meeting is scheduled for Tuesday, 25 April 2006 at 2:30 p.m. in the SwissLifeArena, Eisfeldstrasse 2, Lucerne. Doors will open at 1.30 p.m.

Agenda and proposals
1.	Annual report, annual financial statement and consolidated financial statements for the fiscal year 2005, reports of the statutory and group auditors

A. Proposal The Board of directors proposes that the annual report, the annual financial statement and the consolidated financial statements for fiscal year 2005 be approved.

B. Explanatory notes
Consolidated accounting concludes with a net income after deduction of minority interests of CHF 2 022 million. That corresponds to an improvement of 26.7 per cent in comparison with the previous year. Earnings per share amounted to CHF 33.79 per share and thus even increased by 37 per cent as a consequence of the share buyback. Operating results improved by 3 per cent over the previous year, up to CHF 2 777 million, whereas in contrast turnover dropped by 3.2 per cent to CHF 9 732 million.
The annual financial statement of Swisscom AG shows a net income of CHF 1 940 million, and a retained earnings of CHF 3 321 million.
The statutory and group auditors KPMG Klynveld Peat Marwick Goerdeler SA recommend in their reports to the shareholders’ meeting that the consolidated financial statements for the year ending 31 December 2005 and the annual financial statement of Swisscom AG for the year ending 31 December 2005 be approved.
2.	Appropriation of retained earnings and declaration of dividends

A. Proposal
The Board of directors proposes that the retained earnings of CHF 3 321 million for fiscal year 2005 be appropriated as follows: CHF 907 million as dividend payments and CHF 2 414 million to be carried forward to the next fiscal year.

B. Explanatory notes
The proposed dividend amounts to CHF 16 per share. Provided the shareholders’ meeting approves this proposal, a net dividend of CHF 10.40, after deduction of a 35 per cent withholding tax, will be paid out on 28 April 2006.
In accord with the current return policy, other available funds amounting to CHF 1 250 million will be distributed among the shareholders in addition to the dividend payment of CHF 907 million. As part of the Federal Government’s strategic objectives for 2006 — 2009, Swisscom AG will in addition reduce its distributable reserves. This will lead to an additional distribution of CHF 1 000 million. Hence, including dividends, CHF 3 157 million will be returned to the shareholders. Of this, the Board of directors decided to return CHF 2 250 million in the form of a share buyback by offering free put options to the shareholders. The Federal Government intends participate at least proportionately in the buyback.

3.	Reduction of share capital
A. Proposal
The Board of directors proposes;
•	that the share capital be reduced by CHF 4 764 200 from CHF 61 482 761 to CHF 56 718 561, by cancellation of the share acquired through the 2005 share buyback programmse;

•	that it be declared, or the basis of the special auditor’s report as per Art. 732, Para 2 of the Swiss Code of Obligations (OR), that the claims of creditors be met in full despite the reduction in share capital;

•	an amendment to Section 3.1.1 of the articles of incorporation as follows: <<The share capital of the Corporation is CHF 56 718 561 divided into 56 718 561 registered shares with a par value of CHF 1 each. The shares are fully paid in.>>
B. Explanatory notes
At the 2005 shareholders’ meeting, the Board of directors announced that Swisscom AG planned to buy back shares to a maximum value of CHF 2000 million in order to be able to channel unneeded cash and cash equivalents back to the shareholders. The share buy-back scheme was launched in May 2005 and successfully concluded in December 2005. During this period, Swisscom AG bought back 4 764 200 Shares via the Second trading line specially set up on the virt-x trading platform for the share buyback. This corresponds to 7.75 per cent of the share capital. The average price per share amounted to CHF 419.80; the total value of the buyback amounted to some CHF 2 000 million.
4.	Discharge of the members of the Board of directors and the executive Board
A. Proposal
The Board of directors proposes that discharge be granted to the members of the Board of directors and the executive Board for fiscal year 2005.
5.	Elections to the Board of directors

Due to the limitations on term of office, Dr. Markus Rauh, Chairman of the Board of directors and Jacqueline Françoise Demierre, employee representative, shall retire from the Board of directors on the date of the 2006 Shareholders’ Meeting. As announced at the 2005 Shareholders’ Meeting, Dr. Anton Scherrer, the current Deputy Chairman, will be proposed as new Chairman. Catherine Mühlemann and Hugo Gerber are proposed as new members of the Board of directors.

5.1	Election of Dr. Anton Scherrer as Chairman
A. Proposal
The Board of directors proposes that Dr. Anton Scherrer, from Zell, residing in Kilchberg, be elected for a two-year term of office as a member and Chairman of the Board of directors.
B. Explanatory notes
Dr. Anton Scherrer has been a member of the Board of directors, Deputy Chairman and member of the Finance committee for the past year. During this time he also participated by invitation in all meetings of the other committees and has thus been able to prepare himself optimally for his tasks as Chairman of the Board of Directors. Further details concerning Dr. Scherrer are contained in the 2005 annual report, corporate governance section and can be downloaded on the internet at www.swisscom.com/ir.
5.2	By-elections

5.2.1	Election of Catherine Mühlemann
A. Proposal
The Board of directors proposes that Catherine Mühlemann, from Bönigen, residing in Berlin (D), be elected for a two-year term of office as a member of the Board of directors.
B. Explanatory notes
Catherine Mühlemann (born 1966) studied German language and literature, media sciences, public law and business administration at the University of Berne. She has been active in the media industry in Berlin since 2001 and is currently Director of MTV Central & Emerging Markets at Viva Fernsehen GmbH and Viva Fernsehen Plus GmbH, and member of the Board of directors (CTO) of Viva Media AG, Cologne. She is also a member of the international Leaders Committee of MTV Network International, New York (a committee to develop the group’s international strategic organisation). She has previously worked for Swiss television as a programme researcher, among other posts, and in programme management at TV3, a private channel.
5.2.2	Election of Hugo Gerber
A. Proposal
The Board of directors proposes that Hugo Gerber, from Langnau i.E., residing in Belp, be elected for a two-year term of office as a member of the Board of directors.

B. Explanatory notes
Hugo Gerber (born 1955) was proposed by the Transfair and PVB trade unions as employee representative. He has held the post of the President of Transfair since 2003. Among other posts, the trained postal worker with additional management training was head of central services in the Zurich-Mülligen PTT packet sorting center and General Secretary of Transfair. Hugo Gerber is a member of the SUVA Board of directors and sits on the Publica Federal pensions commission, on the Board of directors of Work link, is Chairman of the Civil servants’ support fund, a trustee of the ARC educational institute, member of the Board of directors of Travail. Suisse and Chairman of the Forum Politique Suisse.
6.	Election of statutory auditors and group auditors
A. Proposal
The Board of directors proposes that KPMG Klynveld Peat Marwick Goerdeler SA of Muri, near Berne, be re-elected as statutory auditors and group auditors for a one-year term.
B. Explanatory notes
KPMG Klynveld Peat Marwick Goerdeler SA has acted as auditors for Swisscom AG for two years. Detailed information on the independence of KPMG Klynveld Peat Marwick Goerdeler SA, the costs and the chief auditors are contained in the 2005 annual report publication, in the Corporate governance chapter of the 2005 financial report section,\ and can be downloaded on the internet at www.swisscom.com/ir.

Organizational notes
•	Annual report publication, reports of statutory auditors and group auditors
The annual report publication, consisting of the annual report, the annual financial statement and the consolidated financial statements as of 31 December 2005. as well as the reports of the statutory auditors and group auditors, are available for inspection at the company headquarters (Swisscom AG, Alte Tiefenaustrasse 6, CH-3048 Worblaufen). The company report is available in electronic form at www.swisscom.com/ir or can be ordered from Swisscom AG, Share Register, PO Box 1226, CH-4609 Olten, using the enclosed application form (please check the appropriate box).
•	Admission cards and voting documents
Please return your application form as soon as possible. Admission cards and voting documents will be dispatched between 10 April and 20 April 2006. Due to time constraints we cannot post the admission card and voting documents after 21 April 2006. In the event that you do not receive your admission card and voting documents, please go to the reception desk (GV desk) prior to the start of the Shareholders’ Meeting, where you will be given your admission card and voting documents in person upon presentation of proof of identity.
•	Entitlement to vote and closure of the share register
All shareholders of Swisscom AG registered with voting rights in the share register at 4 p.m. on 21 April 2006 are entitled to vote at the shareholders’ meeting. If your admission card is no longer valid due to the fact that you have sold or purchased shares, please present the admission card at the reception desk (GV desk) prior to the start of the shareholders’ meeting so that we can issue new documents to you.
The share register Will remain closed from 4 p.m. on 21 April until 28 April 2006.
•	Proxy
You may arrange to be represented by another registered shareholder or a legally appointed representative.
You may also choose to be represented at the shareholders’ meeting by
•	Swisscom AG as corporate proxy or

•	Dr Markus Uhl, Attorney, PO Box. CH-8034 Zurich, as independent proxy or

•	your bank as custodial proxy as defined in Art. 689d of the Swiss Code of Obligations (OR)

If appointing a proxy, please use only the proxy form on the application or admission card.
•	Custodial proxy
Custodial proxies as per Art. 689d of the Swiss Code of Obligations are asked to inform the share register (Swisscom AG, Share Register, PO Box 1226, CH-4609 Olten) of the number and the par value of the shares they are representing as soon as possible, but no later than the day of the shareholders’ meeting at the reception desk (GV desk). Custodial proxies may be either institutions governed by the Federal Law on Banks and Savings Banks or professional asset managers.
•	Early departure from the meeting
If you leave the shareholders’ meeting before it has ended, please present your unused voting documents at the exit so that the change in attendance can be recorded.
•	Translation
The Shareholders’ Meeting will be conducted in German with simultaneous translation into English and French.
•	Minutes
The minutes of the Shareholders’ Meeting will be available for inspection at company headquarters from 15 May until 17 July 2006 and on the internet at www.swisscom. com/ir.
•	Webcast
The shareholders’ meeting will be broadcasted live on 25 April 2006 at www.swisscom.com/ir.
•	Additional information
We recommend that you use public transport. There are no parking spaces at the SwissLifeArena. If you do come by car, please use the car park next to Lucerne railway station. From Lucerne station, take bus number 6, 7, 8 or 21 to the SwissLifeArena. The admission card entitles you to travel free on these busses to the arena. You will receive a ticket for the return journey at the shareholders’ meeting.
We cordially invite you to stay for refreshments after the shareholders’ meeting.
If you have any questions regarding the Shareholders’ Meeting, please contact our Share Register Call Centre directly (freephone 0800 800 512, only within Switzerland) or send an e-mail to: investor.relations@swisscom.com. Further information is also available at www. swisscom.com/ir.
Yours sincerely,
Swisscom AG
Board of Directors
Dr Markus Rauh, Chairman
Enclosures:
• Reply envelopes (Swisscom AG / independent voting proxy)
• Application with proxy form

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: March 28, 2006	by:	/s/ Rolf Zaugg
	Name:	Rolf Zaugg
	Title:	Senior Counsel Head of Capital Market & Corporate Law